Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2017 Third Quarter Results

CALGARY, and SAN DIEGO, CA, Nov. 8, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company), a biotech company developing REOLYSIN®, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn 'cold' tumors 'hot', today announced its financial results and operational highlights for the quarter ended September 30, 2017.

"Towards the end of the third quarter we made a very important announcement regarding feedback from the FDA following our End-of-Phase 2 meeting.  The favorable meeting resulted in the support of our proposed target patient population of hormone receptor positive, HER2 receptor negative metastatic breast cancer patients for our registration study," said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "With this support and guidance outlining a single, four hundred patient study, we have prepared to file for breakthrough designation which we expect to do very soon, prepared for communications with the European regulators, conducted preliminary preparations to file for a special protocol assessment, or SPA, and advanced our business development activities.  We expect to be able to announce the results of these filings and communications with the European regulators over the next several months as we continue to prepare the company to relist its shares on NASDAQ in 2018."

Selected Highlights from Q2 and through the end of July 2017

Clinical Updates

•	Announced a favorable End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) for REOLYSIN in combination with paclitaxel, for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer (mBC) patients. The agency's guidance proposed a single, 400 patient registration study to support a future Biologics License Application submission in the U.S.
•	Presented mBC data at the European Society for Medical Oncology (ESMO) 2017 Congress, that demonstrated a doubling of overall survival benefit for patients with HR double-positive, HER2-negative breast cancer – a major genetic subgroup – when treated with REOLYSIN/paclitaxel combination treatment versus paclitaxel alone.
•	Announced the first patient treated in our phase 1b MUK Eleven collaborative study with Myeloma UK and Celgene, studying REOLYSIN in combination with Celgene immunomodulatory drugs (IMiDs), Revlimid® or Imnovid® as a rescue treatment in relapsing myeloma patients.
•	Presented the largest ever safety database for an oncolytic virus at the ESMO 2017 Congress, that demonstrated REOLYSIN is safe and well tolerated when administered in combination with chemotherapy.

Corporate Updates

•	Appointed Deborah Brown to the Board of Directors, to expand the Board's experience with product launches, market expansion, regulatory affairs, research and development and business development.

Anticipated Milestones

•	First quarter 2018:	Results from regulatory filings
•	First half of 2018:	Update on our exploration of strategic and regional alliances
NASDAQ
Preliminary MUK eleven data
•	Mid-2018:	Initiate phase 3 registration study in mBC

Q3 2017 Financial Results

•	At September 30, 2017, the Company reported $14.0 million in cash and cash equivalents. Cash runway expected to the end of 2018.
•	As at November 7, 2017, the Company had an unlimited number of authorized common shares with 140,700,722 common shares issued and outstanding, 7,448,327 options outstanding (with exercise prices ranging between $0.26 and $6.72 and expiry dates ranging from 2017 to 2027), 16,445,000 warrants outstanding (with a $0.95 strike price expiring in June 2022) and 2,428,039 RSU's and PSU's outstanding.
ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	September 30, 2017 $	December 31, 2016 $
Assets
Current assets
Cash and cash equivalents	14,033,644	12,034,282
Short-term investments	—	2,088,800
Accounts receivable	33,129	54,406
Prepaid expenses	438,150	260,841
Total current assets	14,504,923	14,438,329

Non-current assets
Property and equipment	343,307	319,955
Total non-current assets	343,307	319,955

Total assets	14,848,230	14,758,284

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	2,781,932	4,068,664
Total current liabilities	2,781,932	4,068,664

Shareholders' equity
Share capital
Authorized: unlimited
Issued:
September 30, 2017 – 140,671,722
December 31, 2016 – 121,258,222	270,899,669	262,321,825
Warrants	3,617,900	—
Contributed surplus	26,887,579	26,643,044
Accumulated other comprehensive income	361,726	554,060
Accumulated deficit	(289,700,576)	(278,829,309)
Total shareholders' equity	12,066,298	10,689,620
Total liabilities and equity	14,848,230	14,758,284

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (unaudited)

	Three Month Period Ending September 30, 2017 $	Three Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2017 $	Nine Month Period Ending September 30, 2016 $
Expenses
Research and development	1,726,726	2,141,737	6,913,470	6,358,822
Operating	1,309,607	1,222,447	4,054,450	3,708,317
Operating loss	(3,036,333)	(3,364,184)	(10,967,920)	(10,067,139)
Interest	31,759	31,691	96,637	136,849
Loss before income taxes	(3,004,574)	(3,332,493)	(10,871,283)	(9,930,290)
Income tax expense	168	19	16	333
Net loss	(3,004,406)	(3,332,474)	(10,871,267)	(9,929,957)
Other comprehensive income items that may be reclassified to net loss

Translation adjustment	(126,846)	32,545	(192,334)	(268,341)

Net comprehensive loss	(3,131,252)	(3,299,929)	(11,063,601)	(10,198,298)
Basic and diluted loss per common share	(0.02)	(0.03)	(0.08)	(0.08)
Weighted average number of shares (basic and diluted)	139,515,885	120,552,638	129,441,461	119,455,440

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2015	261,324,692	—	26,277,966	760,978	(263,689,330)	24,674,306
Net loss and other comprehensive loss	—	—	—	(268,341)	(9,929,957)	(10,198,298)
Issued pursuant to "At the Market" Agreement	1,339,378	—	—	—	—	1,339,378
Issued pursuant to incentive share award plan	41,000	—	(41,000)	—	—	—
Share issue costs	(486,842)	—	—	—	—	(486,842)
Share based compensation	—	—	299,635	—	—	299,635
As at September 30, 2016	262,218,228	—	26,536,601	492,637	(273,619,287)	15,628,179

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016	262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss	—	—	—	(192,334)	(10,871,267)	(11,063,601)
Issued pursuant to "At the Market" Agreement	1,479,065	—	—	—	—	1,479,065
Issued pursuant to public offering	7,893,600	3,617,900	—	—	—	11,511,500
Issued pursuant to stock option plan	536,949	—	(193,509)	—	—	343,440
Share issue costs	(1,331,770)	—	—	—	—	(1,331,770)
Share based compensation	—	—	438,044	—	—	438,044
As at September 30, 2017	270,899,669	3,617,900	26,887,579	361,726	(289,700,576)	12,066,298

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three Month Period Ending September 30, 2017 $	Three Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2017 $	Nine Month Period Ending September 30, 2016 $

Operating Activities
Net loss for the period	(3,004,406)	(3,332,474)	(10,871,267)	(9,929,957)
Amortization - property and equipment	20,591	44,014	70,315	134,631
Share based compensation	148,447	98,369	438,044	299,635
Unrealized foreign exchange gain	(6,414)	(49,400)	(119,058)	(152,019)
Net change in non-cash working capital	(331,590)	216,611	(1,186,142)	978,847
Cash used in operating activities	(3,173,372)	(3,022,880)	(11,668,108)	(8,668,863)
Investing Activities
Acquisition of property and equipment	(9,451)	(4,851)	(95,337)	(10,553)
Redemption (purchase) of short-term investments	—	—	2,088,800	(27,823)
Cash (used in) provided by investing activities	(9,451)	(4,851)	1,993,463	(38,376)
Financing Activities
Proceeds from "At the Market" equity distribution agreement	733,171	242,706	1,292,698	852,536
Proceeds from public offering	—	—	10,366,098	—
Proceeds from exercise of options	48,090	—	343,440	—
Cash provided by financing activities	781,261	242,706	12,002,236	852,536
(Decrease) increase in cash	(2,401,562)	(2,785,025)	2,327,591	(7,854,703)
Cash and cash equivalents, beginning of period	16,676,298	18,320,981	12,034,282	24,016,275
Impact of foreign exchange on cash and cash equivalents	(241,092)	76,773	(328,229)	(548,843)
Cash and cash equivalents, end of period	14,033,644	15,612,729	14,033,644	15,612,729

To view the Company's Fiscal 2017 Third Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings, which will be available under the Company's profile at www.sedar.com and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning 'cold' tumors 'hot' – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/08/c3223.html

%CIK: 0001129928

For further information: Investor Relations & Company Contact: Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact: Mark Corbae, Canale Communications, 619-849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 08-NOV-17